Exhibit 99.1

VinFast Reports Unaudited Fourth Quarter and Full Year 2024 Financial Results

Quarterly Revenues reached VND16,496.4 billion (US$677.9 million)

Quarterly EV Deliveries were 53,139 units

Full year Revenues reached VND44,019.0 billion (US$ 1,808.9 million)

Full Year EV Deliveries were 97,399 units

Singapore, April 24, 2025 – VinFast Auto Ltd. (“VinFast” or the “Company”) (Nasdaq: VFS), a pure-play electric vehicle (“EV”) manufacturer with the mission of making EVs accessible to everyone, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2024.

Operating Highlights for the Fourth Quarter and Full Year of 2024

	FY 2024	4Q2024	3Q2024
EV Deliveries(1)	97,399	53,139	21,912
E-scooter Deliveries	70,977	31,170	18,894

•	EV deliveries were 53,139 in the fourth quarter of 2024, representing an increase of 143% from the third quarter of 2024. For the full year 2024, EV deliveries were 97,399, representing an increase of approximately 192% from 2023. Of these deliveries, 87,890 vehicles were delivered to customers in Vietnam, representing an increase of approximately 171% from 2023.

•	E-scooter deliveries were 31,170 in the fourth quarter of 2024, representing an increase of 65% from the third quarter of 2024. For the full year 2024, e-scooter deliveries were 70,977, representing an increase of approximately 1% from 2023.

•	As of March 31, 2025, the Company had 322 showrooms globally for EVs and, separately, 322 showrooms and service workshops for e-scooters, including VinFast’s showrooms and dealer showrooms.

Financial Highlights for the Fourth Quarter of 2024

•	Vehicle sales were VND15,441.5 billion (US$634.5 million) in the fourth quarter of 2024, representing an increase of 77.8% from the fourth quarter of 2023 and an increase of 37.2% from the third quarter of 2024.

•	Total revenues were VND16,496.4 billion (US$677.9 million) in the fourth quarter of 2024, representing an increase of 69.8% from the fourth quarter of 2023 and an increase of 33.8% from the third quarter of 2024. Total revenues were primarily comprised of revenue from EV sales.

•	Gross loss was VND13,054.4 billion (US$536.4 million) in the fourth quarter of 2024, representing an increase of 176.0% from the fourth quarter of 2023 and an increase of 341.3% from the third quarter of 2024.

•	Gross margin was negative 79.1% in the fourth quarter of 2024, compared to negative 48.7% in the fourth quarter of 2023 and negative 24.0% in the third quarter of 2024.

•	Loss from operations was VND23,852.1 billion (US$980.2 million) in the fourth quarter of 2024, representing an increase of 98.9% from the fourth quarter of 2023 and an increase of 193.7% from the third quarter of 2024.

•	Net loss was VND30,594.8 billion (US$1,257.2 million) in the fourth quarter of 2024, representing an increase of 80.7% from the fourth quarter of 2023 and an increase of 130.9% from the third quarter of 2024.

Key Financial Results for the Fourth Quarter of 2024

(in VND millions, except for percentages and basis points (“bps”))

			2023 Q4
	2024 Q4	2024 Q3	As adjusted(2)	QoQ		YoY
Vehicle Sales	15,441,451	11,251,190	8,686,249	37.2%		77.8%
Total Revenues	16,496,376	12,326,537	9,715,565	33.8%		69.8%
Gross Loss	(13,054,395)	(2,957,886)	(4,730,627)	341.3%		176.0%
Gross Margin	(79.1)%	(24.0)%	(48.7)%	(5514	)bps	(3044	)bps
Loss from Operations	(23,852,111)	(8,121,371)	(11,990,800)	193.7%		98.9%
Net Loss	(30,594,811)	(13,251,944)	(16,931,234)	130.9%		80.7%

1 Includes VF3, VF e34, VF 5, VF 6, VF 7, VF 8, VF 9 and e-bus.

2 As adjusted retrospectively to reflect the historical financial statements of VinES and its subsidiaries acquired on January 19, 2024, deemed as reorganization under common control.

Financial Highlights for the Fiscal Year Ended December 31, 2024

•	Vehicle sales were VND40,145.5 billion (US$1,649.7 million) in 2024, representing an increase of 58.1% from 2023.

•	Total revenues were VND44,019.6 billion (US$1,808.9 million) in 2024, representing an increase of 57.9% from 2023. Total revenues were primarily comprised of revenue from EV sales.

•	Gross loss was VND25,277.6 billion (US$1,038.7 million) in 2024, representing an increase of 84.4% from 2023.

•	Gross margin was negative 57.4% in 2024, compared to negative 49.2% in 2023.

•	Loss from operations was VND55,399.2 billion (US$2,276.5 million) in 2024, representing an increase of 32.0% from 2023.

•	Net loss was VND77,354.9 billion (US$3,178.8 million) in 2024, representing an increase of 28.4% from 2023.

Key Financial Results for the Fiscal Year Ended December 31, 2024

(in VND millions, except for percentages and basis points (“bps”))

	FY2024	FY2023 As adjusted(2)	YoY
Vehicle Sales	40,145,556	25,398,136	58.1%
Total Revenues	44,019,015	27,883,821	57.9%
Gross Loss	(25,277,639)	(13,710,911)	84.4%
Gross Margin	(57.4)%	(49.2)%	(825	)bps
Loss from Operations	(55,399,158)	(41,970,653)	32.0%
Net Loss	(77,354,949)	(60,250,348)	28.4%

Recent Business Updates

Launch of the new “Green” series

•	The “Green” lineup, which are specifically tailored for transportation services, includes four models in four segments: Minio Green (minicar), Herio Green (A-SUV), Nerio Green (C-SUV) and Limo Green (MPV), with starting MSRPs ranging from VND269 million (approx. US$11,100) to VND749 million (approx. US$30,800).

•	Deliveries are expected to start in Q2 2025 for the Herio Green and Nerio Green, with Minio Green and Limo Green following in August of this year.

Phasing out battery-leasing model

•	A pioneering strategy first implemented three years ago, VinFast’s battery-leasing program successfully reduced total initial payments for consumers when VinFast first began its EV journey. As battery technology has improved and customer familiarity has increased, demand has shifted towards battery-inclusive option. To align with customer preferences, VinFast announced the suspension of the battery leasing option for new electric vehicles and e-scooters purchases starting from March 1, 2025.

•	Current customers with battery subscriptions can either continue leasing under the existing policy or opt to buy out the battery at a preferential price.

Progress on overseas markets

•

U.S.: VinFast introduced a dealership model to complement the Company’s direct-to-consumer (“D2C”) approach in international markets, aiming to optimize operations while broadening its distribution network. To further capture these benefits, VinFast intends to transition to a full dealer franchise model by closing all of its existing D2C showrooms in California by the end of June 2025. As of March 31, 2025, VinFast had developed a network of 38 operational and soon-to-be operational independent dealers across 16 states in the U.S., including California.

•	Europe: Similar to VinFast’s approach for North America, the Company is initiating plans to develop a widespread dealer network across major cities in Europe. The Company has signed a cooperation agreement with Autohaus Hübsch to operate showrooms in Germany. As of March 31, 2025, VinFast had 12 self-operated showrooms and two dealer stores in Europe. In addition, the Company has launched and commenced deliveries of the VF 6, its second model introduced in Europe following the VF 8.

•	Indonesia: Following initial deliveries of the VF e34, VF 5 in 2024 and VF 3 in early 2025, VinFast continues to penetrate the Indonesian market with its fourth shipment to the country in early March, consisting of nearly 2,500 vehicles including the VF 3, VF 5, VF e34 and Nerio Green. As of March 31, 2025, VinFast had 22 dealer stores in Indonesia.

2 As adjusted retrospectively to reflect the historical financial statements of VinES and its subsidiaries acquired on January 19, 2024, deemed as reorganization under common control.

•

The Philippines: At the 2025 Manila International Auto Show (MIAS), VinFast launched sales of the VF 6, making it the fifth VinFast model available in the Philippines after the VF 3, VF 5, VF 7 and VF 9. The Company also announced partnerships with six local dealers to establish over 60 dealer stores in the country by the end of 2025. As of March 31, 2025, VinFast had six dealer stores in the Philippines.

Shareholder funding disbursements

•	To support VinFast’s continued growth, Vingroup intends to provide VinFast additional borrowings of up to VND35,000.0 billion (US$1.4 billion) during a period from November 12, 2024 until 2026. As of March 31, 2025, Vingroup has disbursed VND27,469.2 billion (US$1.1 billion) in loans to VinFast.

•	Pursuant to a grant agreement dated November 12, 2024, VinFast’s Founder and CEO, Mr. Pham Nhat Vuong (“Mr. Pham”) has committed to provide up to VND50,000.0 billion (US$2.1 billion) in free grants to VinFast and its subsidiaries. A total of VND10,000.0 billion (US$410.9 million) had been disbursed pursuant to the grant agreement as of March 31, 2025.

Related Party Transactions

•	Out of 53,139 EVs delivered in the fourth quarter of 2024, 19% were delivered to related parties of the Company.

•	Out of 31,170 e-scooters delivered in the fourth quarter of 2024, 10% were delivered to related parties of the Company.

Management Commentary

Madam Thuy Le, Chairwoman of VinFast, said: “VinFast had an outstanding Q4 and full year 2024, reflecting the Company’s ability to navigate a dynamic and often challenging market environment. These results highlight our continued growth and the broader momentum behind the transition to electric vehicles. As we look ahead to 2025, we remain focused on building greater products, investing in innovation, and ensuring that customers get high quality affordable EVs. We are keeping our 2025 guidance, and our sales plan is built with flexibility in mind as we continue to monitor the evolving macro landscape.”

Ms. Lan Anh Nguyen, Chief Financial Officer of VinFast, added: “VinFast concluded 2024 with solid momentum, setting the foundation for sustained volume growth in 2025—an important milestone on our path toward profitability. As a young and innovative company, we remain committed to investing in R&D and capital expenditure to build better-quality, better-performing electric vehicles for our customers. These investments will be strategically balanced by continued efficiencies across other areas of the business thanks to top line growth and further cost savings.”

Financial Results for the Fourth Quarter of 2024

Revenues

•	Total revenues were VND16,496.4 billion (US$677.9 million) in the fourth quarter of 2024, representing an increase of 69.8% from the fourth quarter of 2023 and an increase of 33.8% from the third quarter of 2024. Total revenues were primarily comprised of revenue from EV sales.

•	Vehicle sales were VND15,441.5 billion (US$634.5 million) in the fourth quarter of 2024, representing an increase of 77.8% from the fourth quarter of 2023 and an increase of 37.2% from the third quarter of 2024. The revenue growth from the fourth quarter of 2024 was primarily due to an increase in the vehicle sales volume across all markets, particularly Vietnam.

Cost of Sales and Gross Margin

•	Cost of sales was VND29,550.8 billion (US$1,214.3 million) in the fourth quarter of 2024, representing an increase of 104.6% from the fourth quarter of 2023 and an increase of 93.3% from the third quarter of 2024. The increase from the fourth quarter of 2023 and the third quarter of 2024 was primarily attributable to an increase in the cost of vehicles sold as the Company delivered more EVs to customers in the fourth quarter of 2024.

•	Gross loss was VND13,054.4 billion (US$536.4 million) in the fourth quarter of 2024, representing an increase of 176.0% from the fourth quarter of 2023 and an increase of 341.3% from the third quarter of 2024.

•	Gross margin was negative 79.1% in the fourth quarter of 2024, compared to negative 48.7% in the fourth quarter of 2023 and negative 24.0% in the third quarter of 2024. The decrease in gross margin from the fourth quarter of 2023 and the third quarter of 2024 was primarily driven by the recognition of a one-time expense of VND5,900 billion (USD$242.5 million) related to VinFast’s free charging program[3], which was recorded as a deduction from revenue.

3 In connection with the free charging program in Vietnam that continues until June 30, 2027 or until December 31, 2027, if customers purchase EVs with batteries before March 1, 2025, Mr. Pham is responsible for paying the costs to implement the program for all applicable sales under the program until December 31, 2024. The estimated amount to be paid directly by Mr. Pham for the entire free charging period is approximately VND5,900 billion (US$242.5 million). This amount is recognized as a revenue deduction and deemed contribution from the owner in VinFast’s consolidated financial statements for fiscal year 2024.

Operating Expenses

•	Research and development (R&D) costs were VND2,678.4 billion (US$110.1 million) in the fourth quarter of 2024, representing a decrease of 15.4% from the fourth quarter of 2023 and an increase of 28.0% from the third quarter of 2024. The decrease from the fourth quarter of 2023 was primarily due to a reduction in engineering and development costs, as VinFast completed the majority of product development work on its existing models. The increase from the third quarter of 2024 was primarily due to the introduction of the existing vehicle models to foreign markets.

•	Selling, general and administrative expenses were VND6,532.8 billion (US$268.5 million) in the fourth quarter of 2024, representing an increase of 107.6% from the fourth quarter of 2023 and an increase of 88.7% from the third quarter of 2024. The increase from the fourth quarter of 2023 and the third quarter of 2024 was due to the increase in marketing and headcount expenses for global launch events and sales operations, and impairment charge related to the battery production line resulting from changes in the business plan.

•	Net other operating expenses were VND1,586.5 billion (US$65.2 million) in the fourth quarter of 2024, representing an increase of 67.6% from net other operating expenses in the fourth quarter of 2023 and a decrease of 507.4% from net operating incomes in the third quarter of 2024. The increase in net expense from the fourth quarter of 2023 and the decrease from net income from the third quarter of 2024 were mainly due to an increase in foreign exchange losses and expenses in connection with a discontinued project as part of VinFast’s ongoing efforts to optimize its operation.

Loss from Operations

•	Loss from operations was VND23,852.1 billion (US$980.2 million) in the fourth quarter of 2024, representing an increase of 98.9% from the fourth quarter of 2023 and an increase of 193.7% from the third quarter of 2024, as a result of the foregoing.

Net Loss and Net Loss Per Share

•	Net loss on financial instruments at fair value through profit or loss was VND1,370.0 billion (US$56.3 million) in the fourth quarter of 2024, representing an increase of 31.8% from net loss in the fourth quarter of 2023 and an increase of 445.6% from net loss in the third quarter of 2024. The increase in net loss from the fourth quarter of 2023 and the third quarter of 2024 was mainly attributable to changes in the fair value of VinFast’s cross-currency interest rate swap contracts and changes in the fair value of the financial liability in respect of Dividend Preferred Shares issued by VinFast Vietnam and VinFast’s warrants.

•	Net loss was VND30,594.8 billion (US$1,257.2 million) in the fourth quarter of 2024, representing an increase of 80.7% from the fourth quarter of 2023 and an increase of 130.9% from the third quarter of 2024.

•	Net loss attributable to controlling interest was VND30,575.6 billion (US$1,256.4 million) in the fourth quarter of 2024, representing an increase of 80.7% from the fourth quarter of 2023 and an increase of 131.2% from the third quarter of 2024.

•	Basic and diluted net loss per ordinary share were both VND13,074 (US$0.54) in the fourth quarter of 2024, compared with VND7,247 (US$0.30) in the fourth quarter of 2023 and VND5,656 (US$0.23) in the third quarter of 2024.

Balance Sheet

•	Cash and cash equivalents were VND3,306.8 billion (US$135.9 million) as of December 31, 2024.

Financial Results for the Fiscal Year Ended December 31, 2024

Revenues

•	Total revenues were VND44,019.0 billion (US$1,808.9 million) in 2024, representing an increase of 57.9% from 2023. Total revenues were primarily comprised of revenue from EV sales.

•	Vehicle sales were VND40,145.6 billion (US$1,649.7 million) in 2024, representing an increase of 58.1% from 2023. The revenue growth in 2024 was primarily due to an increase in the vehicle sales volume across all markets, particularly Vietnam.

Cost of Sales and Gross Margin

•	Cost of sales was VND69,296.7 billion (US$2,847.6 million) in 2024, representing an increase of 66.6% from 2023. The increase from 2023 was primarily attributable to an increase in the delivery of VinFast’s EVs to customers.

•	Gross loss was VND25,277.6 billion (US$1,038.7 million) in 2024, representing an increase of 84.4% from 2023.

•	Gross margin was negative 57.4% in 2024, compared to negative 49.2% in 2023. The decrease in gross margin from 2023 was primarily driven by the recognition of a one-time expense of VND5,900 billion (USD$242.5 million) related to VinFast’s free charging program[4], which was recorded as a deduction from revenue.

4 In connection with the free charging program in Vietnam that continues until June 30, 2027 or until December 31, 2027, if customers purchase EVs with batteries before March 1, 2025, Mr. Pham is responsible for paying the costs to implement the program for all applicable sales under the program until December 31, 2024. The estimated amount to be paid directly by Mr. Pham for the entire free charging period is approximately VND5,900 billion (US$242.5 million). This amount is recognized as a revenue deduction and deemed contribution from the owner in VinFast’s consolidated financial statements for fiscal year 2024.

Operating Expenses

•	Research and development (R&D) costs were VND10,025.3 billion (US$412.0 million) in 2024, representing a decrease of 35.0% from 2023. The decrease from 2023 was primarily due to a reduction in engineering and development costs, as VinFast completed the majority of product development work on its existing models.

•	Selling, general and administrative expenses were VND16,888.0 billion (US$694.0 million) in 2024, representing an increase of 49.8% from 2023. The increase from 2023 was primarily due to due to the increase in labor costs, rental costs and marketing expenses, which are primarily attributable to VinFast’s efforts to scale its sales operations globally, and impairment charge related to the battery production line as a result of changes in the business plan.

•	Net other operating expenses were VND3,208.2 billion (US$131.8 million) in 2024, representing an increase of 104.1% from 2023. The increase in net expenses from 2023 was mainly due to an increase in foreign exchange losses and expenses in connection with a discontinued project as part of VinFast’s ongoing efforts to optimize its operation.

Loss from Operations

•	Loss from operations was VND55,399.2 billion (US$2,276.5 million) in 2024 representing an increase of 32.0% from 2023, as a result of the foregoing.

Net Loss and Net Loss Per Share

•	Net loss on financial instruments at fair value through profit or loss was VND3,183.0 billion (US$130.8 million) in 2024, representing a decrease of 34.8% from net loss in 2023. The decrease in net loss from 2023 was mainly attributable to changes in the fair value of VinFast’s cross-currency interest rate swap contracts and changes in the fair value of the financial liability in respect of Dividend Preferred Shares issued by VinFast Vietnam and VinFast’s warrants.

•	Net loss was VND77,354.9 billion (US$3,178.8 million) in 2024, representing an increase of 28.4% from 2023.

•	Net loss attributable to controlling interest was VND77,265.4 billion (US$3,175.1 million) in 2024, representing an increase of 28.4% from 2023.

•	Basic and diluted net loss per ordinary share were both VND33,042 (US$1.36) in 2024, compared with VND26,038 (US$1.07) in 2023.

Business Outlook

•	FY2025 Delivery Target: The Company maintains its target to at least double its global deliveries in 2025, and will continue to monitor the evolving macro-economic situation.

•	This outlook reflects the Company’s current and preliminary view on the business and existing market conditions, which are subject to change.

VinFast’s target markets are Vietnam, Indonesia, the Philippines, India, North America and Europe, and it is regularly evaluating opportunities to enter new countries and regions in Europe, Asia, the Middle East and Africa to grow its global footprint in areas where it identifies high potential for EV demand growth. VinFast may establish or enlarge its presence in existing and new markets through a range of distribution models, directly or with strategic public and private partners or agents. To ensure that VinFast continues to have sufficient production capacity to support its current and future operations, it will from time to time endeavor to add manufacturing, assembly and distribution capacity across its markets through the expansion of existing infrastructure and new brownfield and greenfield projects. While VinFast remains focused on the mini- through E-segments of the electric SUV market, it is also evaluating the full spectrum of vehicle types for future product development. VinFast continuously monitors its global expansion strategy and has the ability to accelerate, moderate or otherwise deviate from its existing distribution, manufacturing, assembly, marketing and other plans for any market at any time.

VinFast’s funding sources for its capital requirements to implement its growth strategy may include loans and grants from its major shareholders and affiliates, the public and private debt and equity capital markets, existing and new third-party loans and borrowings and cash from operations. VinFast is prepared to opportunistically access the debt and equity capital markets, subject to market conditions. VinFast also seeks to capture available tax and other incentives and subsidies to reduce its costs of investment and operations.

Conference Call

The Company’s management will host its fourth quarter and full year of 2024 earnings conference call at 8:00 AM U.S. Eastern Time on April 24, 2025.

Live Webcast: https://edge.media-server.com/mmc/p/czdght4i

VinFast Auto Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024
	VND million	VND million	USD
	(Unaudited) (Adjusted) (*)	(Unaudited)	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	4,095,472	3,306,793	135,886,295
Restricted cash	102,932	2,371,038	97,433,244
Trade receivables	469,918	5,605,064	230,329,320
Advances to suppliers	4,753,634	8,694,990	357,303,883
Inventories, net	30,141,381	27,907,030	1,146,785,700
Short-term prepayments and other receivables	8,006,103	11,485,118	471,958,825
Short-term derivative assets	548,010	185,787	7,634,559
Current net investment in sales-type lease	87,552	134,713	5,535,772
Short-term investments	4,105	818,975	33,654,202
Short-term amounts due from related parties	2,374,382	4,272,121	175,554,592
Total current assets	50,583,489	64,781,629	2,662,076,392

NON-CURRENT ASSETS
Trade receivables	110,312	615,650	25,298,952
Property, plant and equipment, net	79,122,703	78,699,515	3,234,005,137
Intangible assets, net	1,346,324	1,164,635	47,858,434
Right-of-use assets	7,081,509	5,130,225	210,816,725
Long-term derivative assets	66,124	-	-
Long-term prepayments	217,180	680,539	27,965,441
Non-current net investment in sales-type lease	620,665	1,024,740	42,109,719
Investment in equity investees	1,214,938	1,166,102	47,918,718
Other long-term investments	918,040	918,040	37,725,087
Long-term amounts due from related parties	51,073	3,630	149,168
Long-term restricted cash	660,363	1,610,439	66,177,892
Other non-current assets	4,865,001	171,352	7,041,381
Total non-current assets	96,274,232	91,184,867	3,747,066,653
TOTAL ASSETS	146,857,721	155,966,496	6,409,143,045

(*)	As adjusted retrospectively to reflect the historical financial statements of VinES and its subsidiaries acquired on January 19, 2024, deemed as reorganization under common control.

VinFast Auto Ltd.

Unaudited Condensed Consolidated Balance Sheets (continued)

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024
	VND million	VND million	USD
	(Unaudited) (Adjusted) (*)	(Unaudited)	(Unaudited)
DEFICIT AND LIABILITIES

CURRENT LIABILITIES
Short-term and current portion of long-term interest-bearing loans and borrowings	42,924,034	39,124,086	1,607,729,032
Short-term financial liabilities	18,258,063	21,619,612	888,416,355
Convertible debenture	1,190,475	-	-
Trade payables	12,146,588	20,791,192	854,374,029
Deposits and down payment from customers	1,194,112	3,565,463	146,515,841
Short-term deferred revenue	149,747	123,951	5,093,528
Short-term accruals	11,431,878	11,060,958	454,528,786
Other current liabilities	13,875,625	9,473,783	389,306,883
Current portion of lease liabilities	1,524,356	1,498,472	61,576,824
Amounts due to related parties	49,341,144	64,251,391	2,640,287,282
Total current liabilities	152,036,022	171,508,908	7,047,828,560

NON-CURRENT LIABILITIES
Long-term interest-bearing loans and borrowings	30,170,149	22,862,890	939,506,472
Long-term financial liability	137,057	36,326	1,492,747
Other non-current liabilities	2,194,253	6,300,113	258,891,021
Non-current lease liabilities	5,330,344	4,076,654	167,522,252
Long-term deferred revenue	1,569,733	2,722,698	111,884,035
Deferred tax liabilities	1,025,264	938,643	38,571,728
Long-term accruals	123,867	329,267	13,530,594
Amounts due to related parties	19,682,747	42,095,740	1,729,843,435
Total non-current liabilities	60,233,414	79,362,331	3,261,242,285

Commitments and contingencies

DEFICIT
Ordinary shares, no par value - VinFast Auto Ltd (2,337,788,498 and 2,338,812,496 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	9,847,536	9,867,167	405,472,242
Accumulated losses	(190,502,556)	(267,792,169)	(11,004,403,904)
Additional paid-in capital	38,258,499	93,673,976	3,849,351,798
Other comprehensive loss	(385,873)	(460,644)	(18,929,279)
Deficit attributable to equity holders of the parent	(142,782,394)	(164,711,670)	(6,768,509,143)
Non-controlling interests	77,370,679	69,806,927	2,868,581,344
Total deficit	(65,411,715)	(94,904,743)	(3,899,927,799)
TOTAL DEFICIT AND LIABILITIES	146,857,721	155,966,496	6,409,143,045

(*)	As adjusted retrospectively to reflect the historical financial statements of VinES and its subsidiaries acquired on January 19, 2024, deemed as reorganization under common control.

VinFast Auto Ltd.

Unaudited Condensed Consolidated Statements of Operations

	For the three months ended December 31,			For the year ended December 31,
	2023	2024	2024	2023	2024	2024
	VND million	VND million	USD	VND million	VND million	USD
	(Unaudited) (Adjusted) (*)	(Unaudited)	(Unaudited)	(Unaudited) (Adjusted) (*)	(Unaudited)	(Unaudited)
Revenues
Sales of vehicles	8,686,249	15,441,451	634,536,717	25,398,136	40,145,556	1,649,704,376
Sales of merchandise	89,875	17,429	716,211	142,800	101,134	4,155,907
Sales of spare parts and components	294,388	752,175	30,909,184	882,146	1,823,617	74,938,032
Rendering of services	155,305	110,691	4,548,634	455,351	895,835	36,812,616

Rental income
Revenue from leasing activities	489,748	174,630	7,176,084	1,005,388	1,052,873	43,265,790
Revenues	9,715,565	16,496,376	677,886,830	27,883,821	44,019,015	1,808,876,721
Cost of vehicles sold	(13,347,115)	(29,128,110)	(1,196,963,633)	(38,809,282)	(66,117,104)	(2,716,955,167)
Cost of merchandise sold	(102,595)	524	21,533	(155,959)	(104,845)	(4,308,404)
Cost of spare parts and components sold	(242,820)	(159,722)	(6,563,468)	(608,611)	(700,805)	(28,798,233)
Cost of rendering services	(366,682)	(97,663)	(4,013,273)	(1,049,726)	(1,496,040)	(61,476,885)
Cost of leasing activities	(386,980)	(165,800)	(6,813,232)	(971,154)	(877,860)	(36,073,968)
Cost of sales	(14,446,192)	(29,550,771)	(1,214,332,073)	(41,594,732)	(69,296,654)	(2,847,612,657)

Gross loss	(4,730,627)	(13,054,395)	(536,445,243)	(13,710,911)	(25,277,639)	(1,038,735,936)

Operating expenses
Research and development costs	(3,167,207)	(2,678,370)	(110,062,461)	(15,414,442)	(10,025,329)	(411,971,605)
Selling and distribution costs	(1,629,974)	(2,709,356)	(111,335,772)	(5,661,737)	(7,995,602)	(328,563,879)
Administrative expenses	(1,516,339)	(3,823,489)	(157,118,923)	(5,611,548)	(8,892,429)	(365,417,259)
Net other operating (expenses)/incomes	(946,653)	(1,586,501)	(65,194,206)	(1,572,015)	(3,208,159)	(131,833,121)

Operating loss	(11,990,800)	(23,852,111)	(980,156,606)	(41,970,653)	(55,399,158)	(2,276,521,800)
Finance income	17,439	51,302	2,108,157	422,746	354,530	14,568,728
Finance costs	(3,820,848)	(5,437,006)	(223,423,300)	(13,782,105)	(19,108,150)	(785,212,657)
Net loss on financial instruments at fair value through profit or loss	(1,039,328)	(1,369,993)	(56,297,226)	(4,879,833)	(3,183,030)	(130,800,493)
Share of gains/(losses) from equity investees	6,751	(27,170)	(1,116,499)	36,422	(48,836)	(2,006,821)

Loss before income tax expense	(16,826,786)	(30,634,978)	(1,258,885,474)	(60,173,423)	(77,384,644)	(3,179,973,043)
Tax income/(expense)	(104,448)	40,167	1,650,586	(76,925)	29,695	1,220,259

Net loss for the period	(16,931,234)	(30,594,811)	(1,257,234,888)	(60,250,348)	(77,354,949)	(3,178,752,784)
Net loss attributable to non-controlling interests	(11,903)	(19,228)	(790,138)	(82,222)	(89,585)	(3,681,323)

Net loss attributable to controlling interest	(16,919,331)	(30,575,583)	(1,256,444,750)	(60,168,126)	(77,265,364)	(3,175,071,461)

(*)	As adjusted retrospectively to reflect the historical financial statements of VinES and its subsidiaries acquired on January 19, 2024, deemed as reorganization under common control.

VinFast Auto Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

	For the three months ended December 31,			For the year ended December 31,
	2023	2024	2024	2023	2024	2024
	VND million	VND million	USD	VND million	VND million	USD
	(Unaudited) (Adjusted) (*)	(Unaudited)	(Unaudited)	(Unaudited) (Adjusted) (*)	(Unaudited)	(Unaudited)
Net loss for the period	(16,931,234)	(30,594,811)	(1,257,234,888)	(60,250,348)	(77,354,949)	(3,178,752,784)

Other comprehensive (loss)/income
Other comprehensive (loss)/income that will be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	(284,473)	(207,566)	(8,529,525)	(281,808)	(74,771)	(3,072,570)

Net other comprehensive (loss)/income that will be reclassified to profit or loss in subsequent periods	(284,473)	(207,566)	(8,529,525)	(281,808)	(74,771)	(3,072,570)

Total comprehensive loss for the period, net of tax	(17,215,707)	(30,802,377)	(1,265,764,413)	(60,532,156)	(77,429,720)	(3,181,825,354)
Net loss attributable to non-controlling interests	(11,903)	(19,228)	(790,138)	(82,222)	(89,585)	(3,681,323)
Comprehensive loss attributable to controlling interest	(17,203,804)	(30,783,149)	(1,264,974,276)	(60,449,934)	(77,340,135)	(3,178,144,031)

Net loss per share attributable to ordinary shareholders	VND	VND	USD	VND	VND	USD
Basic and diluted	(7,247)	(13,074)	(0.54)	(26,038)	(33,042)	(1.36)
						Unit: Shares
Weighted average number of shares used in loss per share computation
Basic and diluted	2,334,761,397	2,338,695,829	2,338,695,829	2,310,823,009	2,338,398,252	2,338,398,252

(*)	As adjusted retrospectively to reflect the historical financial statements of VinES and its subsidiaries acquired on January 19, 2024, deemed as reorganization under common control.

VinFast Auto Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

	For the year ended December 31,
	2023	2024	2024
	VND million	VND million	USD
	(Unaudited) (Adjusted) (*)	(Unaudited)	(Unaudited)
OPERATING ACTIVITIES
Net loss for the period	(60,250,348)	(77,354,949)	(3,178,752,784)
Adjustments:
Depreciation of property, plant and equipment	6,507,912	9,493,586	390,120,649
Amortization of intangible assets	474,007	382,891	15,734,169
Impairment of assets and changes in fair value of held for sale assets	1,303,932	3,932,677	161,605,794
Changes in operating lease right-of-use assets	1,162,222	1,258,911	51,732,525
Provision related to compensation expenses, assurance-type warranties and net realizable value of inventories	8,719,512	15,243,479	626,401,438
Deferred tax income	(34,502)	(86,621)	(3,559,523)
Unrealized foreign exchange losses	797,331	1,024,887	42,115,759
Net losses on financial instruments at fair value through profit or loss	4,879,833	3,183,030	130,800,493
Change in amortized costs of financial instruments measured at amortized cost other than nominal interest	3,189,365	2,893,999	118,923,320
Share-based compensation expenses	150,103	81,693	3,357,017
Losses on disposal and write-off of fixed assets	81,165	570,050	23,425,108
Deemed contribution from owners through donation	-	5,900,755	242,480,173
Share of (gains)/losses from equity investees	(36,422)	48,836	2,006,821
Change in working capital:
Trade receivables and advance to suppliers, net investment in sales-type lease	2,796,713	(7,931,433)	(325,926,978)
Inventories	(13,296,710)	(6,749,753)	(277,368,112)
Trade payables, deferred revenue and other payables	(5,122,209)	19,539,512	802,938,648
Operating lease liabilities	(911,316)	(832,313)	(34,202,301)
Prepayments, other receivables and other assets	(681,205)	(1,067,698)	(43,874,995)
Net cash flows used in operating activities	(50,270,617)	(30,468,461)	(1,252,042,779)

(*)	As adjusted retrospectively to reflect the historical financial statements of VinES and its subsidiaries acquired on January 19, 2024, deemed as reorganization under common control.

VinFast Auto Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows (continued)

	For the year ended December 31,
	2023	2024	2024
	VND million	VND million	USD
	(Unaudited) (Adjusted) (*)	(Unaudited)	(Unaudited)
INVESTING ACTIVITIES
Purchase of property, plant and equipment, and intangible assets	(24,527,946)	(16,689,295)	(685,814,465)
Proceeds from disposal of property, plant and equipment	80,913	54,832	2,253,216
Disbursement of bank deposit and loans	(10,480,000)	(3,176,630)	(130,537,497)
Collection of loans	11,157,900	2,337,594	96,058,927
Payment for acquisition of a subsidiary (net of cash held by entity being acquired)	(6,900)	(10,252)	(421,286)
Net proceeds from the disposal of a subsidiary	-	(20,000)	(821,862)
Payment for investments in equity investees	(1,039,033)	-	-
Receipt from government grants	393,934	1,477,914	60,732,032

Net cash flows used in investing activities	(24,421,132)	(16,025,837)	(658,550,935)

FINANCING ACTIVITIES
Capital contribution from owners/issuance of ordinary shares	4,759,291	-	-
Additional amount paid up to convert warrants to capital	1,421,444	-	-
Deemed contribution from owners	22,410,459	21,994,658	903,828,149
Proceeds from borrowings	119,814,576	98,880,819	4,063,316,992
Repayment of borrowings	(72,950,566)	(71,876,906)	(2,953,643,148)

Net cash flows from financing activities	75,455,204	48,998,571	2,013,501,993

Net decrease in cash and cash equivalents and restricted cash	763,455	2,504,273	102,908,280

Cash, cash equivalents and restricted cash at beginning of the period	4,361,631	4,858,767	199,661,681
Net foreign exchange differences	(266,319)	(74,770)	(3,072,529)

Cash, cash equivalents and restricted cash at end of the period	4,858,767	7,288,270	299,497,432

Supplement disclosures of non-cash activities
Debt conversion to equity	1,173,000	20,000,000	821,861,516
Non-cash property, plant and equipment additions	7,170,805	3,739,758	153,678,159
Establishment of right-of-use assets and lease liabilities at commencement dates, lease modification and other non-cash changes	3,684,748	(530,856)	(21,814,506)

Supplemental Disclosure
Interest paid, net of capitalized interest	8,822,355	9,474,495	389,336,141
Income tax paid	103,574	11,636	478,159

(*)	As adjusted retrospectively to reflect the historical financial statements of VinES and its subsidiaries acquired on January 19, 2024, deemed as reorganization under common control.

Industry and Market Data

This press release contains market and industry data obtained from third-party sources and industry reports, publications, websites, and other publicly available information, including but not limited to information regarding the Company’s market position and its performance compared to historical performance of other industry players. VinFast has not independently verified such third-party information, and makes no representation as to the accuracy of such third-party information. While the Company believes that the market and industry data and related statements presented in this press release are accurate, there can be no assurance as to the accuracy or completeness of such data or statements. The Company does not undertake to update or revise such data or statements. Industry and market data are subject to variations and cannot be verified due to limitations on the availability and reliability of data inputs, the nature of third-party data-gathering processes and other inherent limitations and uncertainties.

Forward Looking Statements

Forward-looking statements contained herein, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1955. These statements include statements regarding our future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of VinFast, market size and growth opportunities, competitive position and technological and market trends and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the risk associated with being a growth-stage company in the EV industry; (ii) the unavailability, reduction or elimination of government and economic incentives or government policies that are favorable for EV manufacturers and buyers; (iii) Significant changes or developments in U.S. laws or policies, including changes in U.S. trade policies and tariffs and the reaction of other countries; (iv) the Company’s ability to adequately control the costs associated with its operations; (v) the risks of the Company’s brand, reputation, public credibility, and consumer confidence in its business being harmed by negative publicity; (vi) competition in the automotive industry; (vii) the ability of the Company to obtain components and raw materials according to schedule at acceptable prices, quality, and volumes from its suppliers;(viii) the demand for, and consumers’ willingness to adopt, EVs; (ix) the availability and accessibility of EV charging stations or related infrastructure; (x) failure to remediate the Company’s material weaknesses and produce timely and accurate financial statements; (xi) the ability of the Company to achieve profitability, positive cash flows from operating activities, and a net working capital surplus; (xii) the Company’s ability to obtain commercially reasonable capital to support its business growth; (xiii) the risk of future restatements to the Company’s Financial Statements; (xiv) the Company’s reliance on financial and other support from Vingroup and its affiliates and the close association between the Company and Vingroup and its affiliates; (xv) the Company’s reliance on its affiliates for its EV deliveries; (xvi) the ability of the Company’s controlling shareholder to control and exert significant influence on the Company; and (xvii) other risks discussed in our reports filed or furnished to the SEC.

All forward-looking statements attributable to us or people acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. You are cautioned not to place undue reliance on any forward-looking statements, which are made only as of the date hereof. VinFast does not undertake or assume any obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If VinFast updates one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements. The inclusion of any statement herein does not constitute an admission by VinFast or any other person that the events or circumstances described in such statement are material. Undue reliance should not be placed upon the forward-looking statements.

Exchange Rates

This announcement contains translations of certain Vietnam Dong amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Vietnam Dong to U.S. dollars were made at the rate of VND24,335 to US$1.00, representing the central exchange rate quoted by the State Bank of Vietnam Operations Centre as of December 31, 2024. The Company makes no representation that the Vietnam Dong or U.S. dollars amounts referred could be converted into U.S. dollars or Vietnam Dong, as the case may be, at any particular rate or at all.

VinFast Investor Relations and Media Contacts

For more information, please visit: http://ir.vinfastauto.us.

Investor Relations

ir@vinfastauto.com

About VinFast Auto Ltd.

VinFast (NASDAQ: VFS), a subsidiary of Vingroup JSC, one of Vietnam’s largest conglomerates, is a pure-play electric vehicle (“EV”) manufacturer with the mission of making EVs accessible to everyone. VinFast’s product lineup today includes a wide range of electric SUVs, e-scooters, and e-buses. VinFast is currently embarking on its next growth phase through rapid expansion of its distribution and dealership network globally and increasing its manufacturing capacities with a focus on key markets across North America, Europe and Asia. Learn more at www.vinfastauto.us